October 30, 2020

VIA CORRESPONDENCE

Mark K. Brunhofer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fanhua Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 29, 2020 File No. 001-33768

Dear Mr. Brunhofer:

This letter sets forth the response of Fanhua Inc. (the “Company”) to the comments contained in the letter dated September 10, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For your convenience, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation, page F-13

1.	On page 77 you indicate that your non-controlling interests relate to an entity in which you currently own only 44.7% of the equity interests. It appears from the organization structure chart on page 59 that this entity is Fanhua Insurance Surveyors & Loss Adjustors Company Limited. With a view towards explanatory disclosure to be added in future filings, please tell us why it is appropriate to consolidate this entity when you do not have a majority ownership interest. Separately reference for us in your response the authoritative literature you rely upon to consolidate this entity.

The Company respectfully confirms to the Staff that it consolidated Fanhua Insurance Surveyors & Loss Adjustors Company Limited (“FHISLA”) of which it held 44.7% equity interest.

The Company advises the Staff that in 2015, the Company completed its corporate restructuring relating to FHISLA, (formerly, “CNinsure Insurance Surveyors & Loss Adjustors Holding Co., Ltd.”), or the FHISLA Restructuring, which operates the Company’s claims adjusting segment.

Prior to the FHISLA Restructuring, the Company owned 51.0% of the equity interests of FHISLA. The Company now owns 44.7% equity interests of FHISLA through one of the Company’s wholly-owned subsidiaries, Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), and remains as the largest equity interest holder.

The Company continues to hold control over FHISLA pursuant to act-in-concert agreements signed on October 26, 2015, which will remain effective for as long as FHISLA is in operation, until and only when all contracting parties agree to cease the agreement. The act-in-concert agreement was signed with each of the two equity interest holders, Shenzhen Yuanqian Investment Partnership (Limited Partnership) and Shenzhen Longqian Investment Partnership (Limited Partnership), hereinafter referred to as “Yuanqian” and “Longqian”, and two executive officers and a supervisor of the claims adjusting segment. Meidiya, Yuanqian, Longqian, the two respective executive officers and the supervisor each holds 44.7%, 7.4%, 5.0%, 5.7%, 2.3% and 3.9% equity interests of FHISLA, respectively. These parties together hold 69.0% equity interests of FHISLA, which exceeds 2/3 of the voting rights of equity interest holders of the Company.

The act-in-concert agreements include the following key terms:

(1)	The concerted action items under the agreements covers all the potential voting items in the shareholders meeting as stipulated in FHISLA’s Articles of Association, including but not limited to:

a.	operating and investment plan,

b.	nomination and replacement of director and supervisor,

c.	approves of the annual budgets,

d.	profit distribution plans and loss remedy plan,

e.	approve any debt issuance or changes to the shareholder’s capital

f.	consolidation, merger, liquidation or dissolution,

g.	changes to the company’s article of association,

h.	other matters, etc.

(2)	The parties entered into the act-in-concert agreements need to reach a consensus of any proposed action items before voting in the shareholders’ meeting of FHISLA. Any disagreements amongst the parties shall be ultimately be determined according to the shareholder holding the highest equity interest percentage amongst the act-in-concert parties, which is Meidiya.

When evaluating whether it’s appropriate to consolidate FHISLA, the Company first considers that FHISLA is not a variable interest entity because none of the conditions in ASC 810-10-15-14 are met. Accordingly, the voting interest model is used to determine whether to consolidate FHISLA. The Company refers to ASC 810-10-15-8 which states,

“For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree”.

In concluding that the Company consolidates FHISLA, the Company referred to ASC 810-10-15-22 by reference, to assess if the Company has controlling financial interest in FHISLA. The act-in-concert agreements remain effective for as long as FHISLA is in operation, until and only when all contracting parties agree to cease the agreement, and it is not terminable by FHISLA, ASC 810-10-15-22(a) is met. The Company holds 44.7% equity interests in FHISLA, which provides the Company the right to receive income through dividends or as proceeds from the sale of its interest that fluctuates based on the performance of the operations of FHISLA and the change in the fair value thereof. ASC 810-10-15-22(c) is met. The Company further assesses the control criteria in ASC 810-10-15-22(b) and concluded it is met after considering that it holds controlling power over decision-making in FHISLA through controlling the board of directors and the shareholder meeting:

●	Control of the board of directors

According to paragraph 79 of FHISLA’s Articles of Association, the board of directors consist of five directors, including the chairperson. Directors are nominated by shareholders, and then voted and approved in the shareholders meetings. Three out of five directors are nominated by the Company since the restructuring in fiscal year 2015 and through the date of this response letter. Board resolutions are reached by simple majority; accordingly, the Company controls the board of directors.

The board of directors is the body that sets the strategic decisions of FHISLA through its power to:

●	prepare the FHISLA’s operating and investment plan;

●	prepare the annual budgets;

●	prepare profit distribution plans and loss remedy plan

●	Sets the plan for any debt issuance or changes to the shareholder’s capital

●	Prepare plan for consolidation, merger, liquidation, or dissolution, etc.

which will be approved at the shareholders meeting.

●	Control of shareholder meeting through the equity ownership and act-in-concert agreements with other equity interests holders:

According to paragraph 41 and 42 of FHISLA’s Articles of Association, the shareholder meeting is the body with supreme authority. The shareholder meeting has the right to:

a) determine the FHISLA’s operating and investment plan;

b) nominate and replace directors and supervisors (nominated by the shareholders) and determine their remuneration;

c) review and approve director reports; approve supervisor’s reports, budgets, profit distribution plans and loss remedy plan;

d) vote on increase or decrease of registered capital;

e) approve the issuance of bonds;

f) decide on the transfer of shares to persons other than shareholders;

g) decide on the merger, division, change of corporate form, extension of operating period, dissolution, and liquidation; and

h) amend the articles of association.

According to paragraph 62 of the articles of association, shareholders exercise voting rights in proportion to capital subscribed. Increase or reduction in registered capital, division, merger, dissolution, change of corporate form, and amendment of the articles of association shall be concurred by shareholders with more than 2/3 voting rights. Other than these situations, shareholder meeting resolution is effective if it is approved by more than (including) half of the total number of shareholders and more than half of total voting rights.

According to the aforementioned act-in-concert agreement signed on October 26, 2015, parties to the agreement agree not to delegate the voting rights to any third party, whether by commissioning or trust, etc. Any disagreements amongst the parties shall ultimately be determined according to the shareholder holding the highest equity interest holding amongst the act-in-concert parties, which is Meidiya. As such, Meidiya, through the act-in-concert agreements, controls 69.0% voting rights in the shareholders meeting including the director nominations which is the governing body of the Company.

Accordingly, through Meidiya, the Company controls more than 2/3 of the voting interests of FHISLA.

In response to the Staff’s comment, the Company will add the following disclosure in the Form 20-F forepart and the notes to the consolidated financial statements for the fiscal year ending December 31, 2020 as below (the additions are marked in underline text and deletions are marked in strikethrough text):

“In 2015, the Group entered into act-in-concert agreements with 5 equity interest holders of Fanhua Insurance Surveyors & Loss Adjustors Company Limited (“FHISLA”) and controls 69.0% of voting rights in aggregate. The act-in-concert agreements were effective from October 26, 2015 and will remain effective for as long as FHISLA is in operation, until and only when all contracting parties agree to cease the agreement. Per the act-in-concert agreements, all the disagreements will ultimately be determined by the shareholder of the highest shareholding amongst the act-in-concert group in FHISLA, which is Guangdong Meidiya Investment Co., Ltd., one of the wholly-owned subsidiaries of the Group. Accordingly, the Group controls 69.0% of voting rights in aggregate, which exceeds the 2/3 of the voting requirement to pass all resolutions in shareholder meetings of FHISLA.”

Note 2: Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation, page F-13

2.	You disclose that you do not recognize commission revenue before the receipt of the related premium because collectability is not ensured until receipt. Please tell us why it is appropriate to use an “ensured” recognition threshold when ASC 606-10-25-1e indicates that collectability of substantially all of the consideration in a revenue arrangement is assessed under a probable notion. Reference for us the authoritative literature your rely upon to support your accounting.

The Company respectfully advises the Staff that, the insurance agency services revenue includes revenue arising from selling property and casualty (“P&C”) insurance products and life insurance products to the general public on behalf of insurance companies. Under the terms of the contracts with the insurance companies (our customers), the Company is entitled to receive an agent commission from the insurance companies based on the premium paid by the insured for the related insurance policy sold. For life insurance agency, the Company is also entitled to a commission when the insured renews the policy (i.e., makes their annual payments for an additional year of coverage). For P&C insurance agency, the Company is not entitled to renewal commission.

In evaluating whether a contract exists in accordance with ASC 606-10-25-1, the Company determines whether it is “probable” that the Company will collect substantially all of the commission that it is entitled to in exchange for providing the insurance agency services to its customers. The Company does not use an “ensured” threshold when evaluating whether a contract exists in accordance with ASC 606-10-25-1(e).

In response to the Staff’s comment, the Company will revise its disclosures to remove the reference that revenue is not recognized because collectability is not “ensured” and make it clear that the Company recognizes commission revenue when its performance obligation is satisfied; that is, at the point in time the policy is effective (i.e., when the sale occurs which happens to coincide with receipt of the initial premium from the insured).

The Company’s accounting for commissions earned on the renewal of life insurance products is discussed in the response to Staff’s comment No. 3.

The Company will revise the disclosures in Form 20-F for the fiscal year ended December 31, 2020 as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Insurance agency services revenue

The Group derives agency revenue serving as a sales agent to distribute various life insurance and property and casualty (“P&C”) insurance products on behalf of the insurance companies.

For ~~Insurance agency services~~ the sales of life insurance products, performance obligations are considered met and revenue is recognized at a point in time when ~~the services are rendered and completed, at the time~~ an insurance policy becomes effective, ~~that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium~~ as the Group’s primary promise is the sales of policies on behalf of insurance companies to the policyholders. While certain contracts include the promise to provide some post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries regarding coverage terms, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Group has concluded such services are administrative in nature and immaterial in the context of the contract. Accordingly, ~~the Group does not accrue any commission and fees prior to the receipt of the related premiums~~ no performance obligation exists after a policy becomes effective.”

3.	You disclose that you recognize revenue at a point in time as no performance obligations exist after the insurance policy was signed. As it is clear from disclosure on page 75 that 45.4% of your revenue increase in 2019 over 2018 is associated with renewal commissions in your life insurance agency business, tell us why you do not recognize subsequent year commissions as variable consideration subject to the variable consideration constraint under ASC 606-10-32-11. In your response, tell us whether:

●	any policies automatically renew;

●	a new policy is signed each year; and

●	you are obligated to re-market or encourage existing policyholders to renew.

Reference for us the authoritative literature you rely upon to support your accounting.

The Company respectfully advises the Staff that the Company disposed of its P&C insurance division in 2017, which was a strategic shift from a historically P&C focused business to a life insurance focused business. In addition, for P&C insurance agency, if a policyholder elects to renew the policy after its initial term, the Company is not entitled to a renewal commission. Therefore, the analysis below focuses on the life insurance agency business only.

For the commissions earned on the sale of life insurance products, the Company estimates the amount of variable consideration related to renewal commissions in accordance with ASC 606-10-32-5 to 32-9 using the expected value method, however, such amounts are constrained in accordance with ASC 606-10-32-11 until such time that the actual renewals occur as discussed below.

The insurance companies’ policies sold by the Company are typically automatically renewed provided the policyholder pays the renewal premium within a certain period of time (referred to as the “grace period”). Policyholders may elect not to renew for various reasons (e.g., having financial difficulty, intention to purchase alternative products, or dissatisfaction with the product itself). For policies that renew, the insurance company will not issue a new policy. Instead, the initially issued policy will remain effective for each period the policyholder elects to renew (by making the renewal premium payment for an additional year of coverage). During the grace period, the Company will assist the insurance companies to remind the policyholder of the upcoming renewal, notify the policyholder of changes in terms, if any, and/or notify the insurance company of any updates to the policyholder’s contact information. The Company has determined that these activities represent administrative tasks and do not constitute performance obligations under ASC 606. The Company is not obligated to remarket the policies to existing policyholders.

The commission rate for life insurance policy renewals is established in the contract between the Company and the insurance company (our customer). However, the renewal commission that the Company ultimately will be entitled is contingent on the occurrence of a future event (i.e., the renewal of the policy by the policyholder). Thus, when determining the transaction price for life insurance agency (which includes both the fixed initial commission and the trailing variable commissions upon renewal), the Company estimate the amount of variable consideration using the expected value method. During fiscal years 2018 and 2019, however, the Company determined that such estimates were constrained until the actual renewals occur in accordance with paragraph ASC 606-10-32-12 for the following reasons:

Limited experiences and limited predictive value: The Company disposed of the P&C insurance division in 2017 which was a strategic shift from a historically P&C focused business to a life insurance focused business. The Company continues to be in the early stages of developing this business and has not yet accumulated sufficient historical data on its life insurance agency business. The Company’s experience as a P&C insurance intermediary is of little predictive value in determining the future renewal(s) of long-term life insurance policies. In addition, the Company cooperates with over 30 life insurance companies to sell long-term life insurance products where the terms of the insurance products generally change every two years. Typically, the contracts entered into by the Company with the insurance companies are renewed on an annual basis, which also may result in changes of insurance products that the Company sells. The renewal rates for different products vary significantly and there is no representative renewal pattern at this time for existing active policies. Thus, the Company’s limited experience as a life insurance intermediary provides limited predictive value.

Contingent on events outside of the Company’s control: The Company observes that the amount of renewal commission to be collected subsequent to the initial policy placement is contingent on the actual renewal(s) of policies, which is outside the control of the Company. Further, the Company does not have reasonable basis to assess or evaluate factors influencing the renewal decision making of the policyholders, including their intentions, financial conditions, and other circumstances including availability of other policies deemed more preferable by the policyholders in the market at the time, the insured’s personal financial or insurance coverage needs.

Broad range of possible outcomes: There are many different types of products the Company sells each year and the range of possible renewal bonus rates is broad, from 0% to 15%, based on the current agency contracts with insurance companies. Further, as a significant portion of life insurance products sold by the Company are 20 years or longer, as discussed below, the renewal rate for different products varies significantly and there is no representative renewal pattern for all existing active insurance policies. Thus, the estimate of variable consideration related to renewal commissions is less predictable due to (1) the number of different life insurance products the Company sells and (2) the broad range of possible renewal commissions that may be earned under the contracts with the insurance companies.

Uncertainty is not expected to be resolved for a long period of time. The uncertainty associated with the amount of contingent consideration is not expected to be settled for a long period of time, because over 30% of the life insurance products sold by the Company have renewal terms of 5 to 15 years, and over 50% have renewal terms of over 20 years.

For the reasons indicated above, the Company is currently unable to conclude it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur for commissions earned on renewals of life insurance products until the uncertainty associated with the variable consideration is subsequently resolved (i.e., when the policies are renewed by the insured). The Company continues to evaluate the guidance in ASC 606-10-32-11 through 32-12 and refine the estimate as our business further advances and new information and data becomes available.

In response to the Staff’s comment, the Company will revise the disclosure in Form 20-F for the fiscal year ended December 31, 2020 to clarify the above as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“For the sales of long-term life insurance products, the Group is entitled to receive initial commission upon the effectiveness of the insurance policy, and subsequent renewal commission, renewal compensation and renewal performance bonus when the policyholders make subsequent annual premium payments. The amount of initial commission, renewal commission, renewal compensation and renewal performance bonus is computed based on the insurance premium paid multiplied by pre-agreed matrix.

Renewal commission, renewal compensation and renewal performance bonus related to life insurance policies represent variable consideration which is contingent on future renewals of initial policies or whether the Group achieves its performance target typically measured as retention rate of policyholders of an insurance company in a given year. When determining the transaction price including variable subsequent renewal commission related to each life insurance policy, the Group estimates the variable consideration by using the expected value method and applying the variable consideration constraint. The Group cannot conclude it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved because 1) the Group has relatively short history in life insurance business and the Group’s experience is of little predictive value in determining the future renewal(s) of the long-term life insurance policies; 2) the occurrence of renewal is outside the Group’s control and the estimate on renewal rate is complex and requires significant judgements; 3) the renewal performance bonus included in the transaction price has a broad range of possible consideration amounts; and 4) the contingency is not expected to be resolved for a long period of time. Thus, revenue related to the contingent renewal commission, compensation and performance bonus are recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, typically, when policyholders pay renewal premium to insurance companies through which initial policies are subsequently renewed.”

Note 12: Income Taxes, page F-42

4.	In your income tax rate reconciliation on page F-45, the “other” category in 2019 represents 13.1% of the effective tax. Please tell us the nature of any individual reconciling item over 5% of your effective tax rate; if there are none, please tell us the nature of the underlying amounts. Provide us proposed revised disclosure to be included in next year’s Form 20-F that separately discloses each item over 5% of the effective tax. See Rule 4-08(h)(2) of Regulation S-X.

The Company respectfully advises the Staff that “other” category in the Company’s 2019 income tax rate reconciliation on page F-45 included an income tax exemption of RMB13.4 million on dividend income derived from a purchased open-end securities investment fund product that the Company recorded as short term investment. The Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China states that enterprises are entitled to an exemption for its dividend income related to an open-end securities investment fund product. The effect of such non-taxable dividend income represents 9.3% of the effective tax in 2019 which is over 5% and shall be separately disclosed. There is no other individual reconciling item included in the remaining part of “other” category which represents a percentage over 5% of the effective tax.

In response to the Staff’s comment, the Company will separately disclose any individual reconciling item over 5% of effective tax and revise the reconciliation for year 2019 in Form 20-F for the fiscal year ending December 31, 2020 as follows (the financial figures in the following table are all presented in thousands and the additions are marked in underline text and deletions are marked in strikethrough text):

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	667,213	560,925	[ ]
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	166,803	140,231	[ ]
Expenses not deductible for tax purposes:
—Entertainment	1,358	2,516	[ ]
—Other	1,079	730	[ ]
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(8,307)	(36,527)	[ ]
Change in valuation allowance	6,583	5,987	[ ]
Uncertain tax provisions	—	—	—
Deferred income tax for dividend distribution	53,702	49,267	[ ]
Effect of non-taxable income*	—	(13,422)	[ ]
Other	3,368	(4,966)	[ ]
Income tax expense	224,586	143,816	[ ]

*	The effect of non-taxable income represents an income tax exemption according to the Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China on dividend income derived from a purchased open-end securities investment fund product that the Company recorded as short term investment.

*       *       *

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +86 8388 3033 or our U.S. counsel, Ben James of Kirkland & Ellis, at +852 3761-3412.

Very truly yours,

By:	/s/ Peng Ge
Name:	Peng Ge
Title:	Chief Financial Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis
Ben James, Esq., Kirkland & Ellis
Judy Wong, Deloitte Touche Tohmatsu